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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of December, 2002

                                Luscar Coal Ltd.
                           Luscar Energy Partnership
              ----------------------------------------------------
              (Translation of each registrant's name into English)

        Luscar Coal Ltd.
        1600 Oxford Tower                        Luscar Energy Partnership
        10235 - 101 Street                              1133 Yonge
        Edmonton, Alberta                            Toronto, Ontario
         Canada T5J 3G1                               Canada, M4T 2Y7
         (780) 420-5810                               (416) 934-7655
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(Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X       Form 40-F
                                       ----              ----

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No X
                                   ----      ----

         If "Yes" is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82- .

         The following documents are included in this Form 6-K:

         The Registrants' press release dated December 31, 2002 announcing Receipt of Settlement in Coal Conveyer System Lawsuit.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       LUSCAR COAL LTD.



Date: January 9, 2003                  By /s/ JOSEPH W. BRONNEBERG
                                         ---------------------------------------
                                       Name:  Joseph W. Bronneberg
                                            ------------------------------------
                                       Title:  Vice-President, Finance
                                             -----------------------------------






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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       LUSCAR ENERGY PARTNERSHIP



Date: January 10, 2003                 By    /s/ JOWDAT WAHEED
                                         ---------------------------------------
                                       Name:     Jowdat Waheed
                                            ------------------------------------
                                       Title:    Vice-President
                                             -----------------------------------






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                                  Exhibit Index

1.1 Press Release dated December 31, 2002 announcing Receipt of Settlement in Coal Conveyer System Lawsuit.